Exhibit 99.1

Gold Royalty to Expand Existing Secured Revolving Credit Facility Up to US$35 Million and Joins United Nations Global Compact

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – February 13, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by US$10 million to US$35 million. The expanded credit facility consists of a US$20 million secured revolving credit facility (the “Facility”), with an accordion feature providing for an additional US$15 million of availability (the “Accordion”) subject to certain additional conditions.

Andrew Gubbels, the Company’s Chief Financial Officer commented: “We are pleased with the expansion of our existing revolving credit facility with the Bank of Montreal and the participation of a new lender, the National Bank of Canada. The attractive terms of the Facility provide additional flexibility and liquidity as we continue to grow our business through disciplined and accretive acquisitions.”

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. The Facility will have a maturity date of March 31, 2025. The Facility is subject to conditions to advances thereunder customary for transactions of this nature.

United Nations Global Compact

Gold Royalty is pleased to announce that it has joined the United Nations Global Compact (the “UN Global Compact”), the world’s largest corporate sustainability initiative. Formed in 2000, the UN Global Compact comprises over 17,000 companies across 177 countries. As a participant, Gold Royalty has voluntarily committed to align its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment, and anti-corruption, and to take action to support the broader UN Global Compact goals, including its Sustainable Development Goals.

The UN Global Compact provides members with a principle-based framework, best practices, resources and forum for discussion with a goal to strengthen corporate sustainability practices for the betterment of society.

Joining the UN Global Compact is an important part of Gold Royalty’s focus on sustainability in its strategy and operations. Gold Royalty also intends to publish its inaugural ESG and Sustainability report later in 2023.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

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Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms, and include statements relating to the Facility’s expected impact on the Company’s business and prospects. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to the timing of any additional advances under the Facility and the ability of the Company to exercise of the Accordion. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to the Company’s ability to satisfy the conditions and covenants necessary to exercise the Accordion, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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